

October 22, 2012

Via Facsimile
Rui de Britto Alvares Affonso
Chief Financial Officer
Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP
Federative Republic of Brazil
Rua Costa Carvalho, 300
05429-900 Sao Paulo, SP, Brazil

> **Re: Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated September 21, 2012**
> **File No. 1-31317**

Dear Mr. Affonso:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

19. Operating Segments, page F-89

1. We read your response to comment 4 and we are uncertain how you reasonably concluded you do not have discrete financial information for your construction services business. In this regard, tell us how you are deriving the revenues and expenses of your construction services business. Tell us why the revenues and expenses from your construction services business do not generate actual cash inflows and outflows. In this regard, provide us the relevant journal entries in recording an infrastructure project completed by your construction services business in your response. Show us how you

are accounting for the revenues and expenses of the project at each major milestone and cite the relevant authoritative accounting literature to support your accounting.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief